Zentek Ships First Government of Canada Order of ZenGUARD™ Enhanced Air Filters

Filters designed to improve air filtration without the added fan energy, in line with federal energy efficiency and net-zero commitments1

  Nearly fivefold improvement in aerosol filtration versus an untreated filter in National Research Council of Canada testing, without an increase in pressure drop1

  Estimated 22% lower fan energy than the standard MERV 13 filters replaced in a three-month school pilot2

  Supports the Greening Government Strategy commitment that federal operations will be net-zero emissions by 20503

Guelph, ON - October 1, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (OTCQX: ZTEKF) today announced that it has shipped its first order of ZenGUARD™ Enhanced Air Filters to a federal facility under the Government of Canada standing offer announced on August 20, 2026.4

The standing offer covers HVAC filtration products for federal facilities in the National Capital Region, runs to August 18, 2027, and has a maximum published value of CAD $348,666.84. Call-ups are issued as requirements arise. The standing offer is not a guarantee of revenue and sets no minimum number of orders or purchase volume.

Federal Energy Efficiency Policy Context

The Greening Government Strategy states that federal operations "will be net-zero emissions by 2050" and commits departments to "reduce absolute Scope 1 and Scope 2 GHG emissions by 40% by 2025 and by at least 90% below 2005 levels by 2050."3 The Canada Green Buildings Strategy notes that "Buildings account for 18% of Canada's emissions, when including electricity-related emissions."5

Natural Resources Canada's Report to Parliament under the Energy Efficiency Act states: "Improving energy efficiency is central to this effort. It reduces costs for households, strengthens business competitiveness, creates good jobs and lowers emissions."6

Cleaner Air Without the Energy Penalty

Better aerosol filtration has usually meant a denser filter, such as a standard MERV 13 filter, which raises pressure drop and makes HVAC fans use more energy. ZenGUARD™ Enhanced Air Filters are designed to avoid that trade-off and slot into existing HVAC systems with no modifications.1 In National Research Council of Canada testing, ZenGUARD™ technology improved the aerosol filtration efficiency of an untreated filter by almost five times, with no impact on airflow and no increase in pressure drop.1 In a three-month pilot at McKinnon Park Secondary School with the Grand Erie District School Board, the filters reduced fan energy by an estimated 22% compared to the standard MERV 13 filters they replaced.2

The Company believes these results are consistent with the federal energy efficiency and emissions objectives described above. Results will vary by building, climate and HVAC system. References to federal policies are for context only and do not imply endorsement by the Government of Canada.

ZenGUARD™ Enhanced Air Filters are also on the Innovative Solutions Canada Pathway to Commercialization source list, which allows federal departments and agencies to purchase them directly. Inclusion does not guarantee any orders.4

Management Commentary

"This shipment takes ZenGUARD™ Enhanced Air Filters from a standing offer into a federal facility. The federal government has committed to net-zero operations by 2050, and filters that draw less fan energy fit that direction. We are ready to help lower filtration and energy costs wherever the federal service sees the opportunity." - Mohammed (Moe) Jiwan, Chief Executive Officer, Zentek.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 437-826-3779

E: mjiwan2@zentek.com

www.zentek.com

Forward-Looking Statements

This news release contains forward-looking statements, including statements regarding future orders, the energy, emissions and cost savings federal facilities may achieve with ZenGUARD™ Enhanced Air Filters, and the consistency of those products with federal policy objectives. Forward-looking statements involve inherent risks and uncertainties, including that federal departments may not issue further call-ups and that performance in other buildings may differ from the testing and pilot results described. Although Zentek believes the assumptions used in preparing this information are reasonable, undue reliance should not be placed on it, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any obligation to update or revise any forward-looking information, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

References (public)

¹ Innovation, Science and Economic Development Canada, "Helping Canadians breathe easy with Zentek." https://ised-isde.canada.ca/site/innovative-solutions-canada/en/our-stories/helping-canadians-breathe-easy-zentek

² D. Sridhar, K. Owen, F. Mesicek, R. Shacklock, C. van der Kuur, Energy-Efficient Solutions for Improving Indoor Air Quality and Reducing Carbon Emissions in a Canadian School: The Role of Silver-Graphene Oxide Treated HVAC Air Filters, AVIC ASHRAE IEQ (2025). Fan energy savings are calculated from ASHRAE 52.2 test-rig pressure-drop data.

³ Treasury Board of Canada Secretariat, Greening Government Strategy: A Government of Canada Directive (page modified May 25, 2026). https://www.canada.ca/en/treasury-board-secretariat/services/innovation/greening-government/strategy.html

⁴ Zentek Ltd. news releases: "Zentek Awarded Government of Canada Standing Offer for HVAC Filters" (August 20, 2026), https://zentek.com/news/2026-08-20-zentek-awarded-government-of-canada-standing-offer-for-hvac-filters; "Zentek Provides Corporate Update" (September 14, 2026), https://www.newsfilecorp.com/release/314081/Zentek-Provides-Corporate-Update

⁵ Natural Resources Canada, The Canada Green Buildings Strategy: Transforming Canada's buildings sector for a net-zero and resilient future (July 2024). https://natural-resources.canada.ca/energy-efficiency/building-energy-efficiency/canada-green-buildings-strategy-transforming-canada-s-buildings-sector-net-zero-resilient-future

⁶ Natural Resources Canada, Energy Efficiency: An essential part of Canada's net-zero future. Report to Parliament under the Energy Efficiency Act 2022-2023. https://natural-resources.canada.ca/sites/admin/files/documents/2025-08/nc368-report-parliament-energy-efficiency-2022-23-jun-2024-25-eng.pdf